UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2026
Commission File Number: 001-41625

Cool Company Ltd.
(Translation of registrant's name into English)

7 Clarges Street, 5th Floor, London, W1J 8AE United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Submission of Matters to a Vote of Security Holders

On January 6, 2026, Cool Company Ltd., a Bermuda exempted company limited by shares (the “Company”), held a special general meeting of shareholders of the Company (the “Special General Meeting”) to consider and act upon the following proposals as set forth in the notice of Special General Meeting and the Company’s proxy statement for the Special General Meeting furnished to the U.S. Securities and Exchange Commission (the “SEC”) on the Company’s Report on Form 6-K on December 17, 2025 (as supplemented to date, the “Proxy Statement”):

1.Proposal to consider, vote upon and approve (a) the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 28, 2025, by and among the Company, Bounty Ltd, a Liberian nonresident domestic corporation, Apex Merger Sub Ltd, a Bermuda exempted company limited by shares (“Merger Sub”), and, solely for purposes of the Guarantor Provisions (as defined in the Merger Agreement), EPS Ventures Ltd., a company duly incorporated in the Marshall Islands (“EPSV”), a copy of which is included as Annex A to the Proxy Statement, (b) the related statutory merger agreement attached to the Merger Agreement, by and between the Company and Merger Sub, a copy of which is included as Annex B to the Proxy Statement, and (c) the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving company in the Merger (the “Merger Proposal”).

2.Proposal to consider and vote upon to approve the adjournment of the Special General Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal (the “Adjournment Proposal”).

The Merger Proposal was approved by the holders of the Company’s common shares.

Because there were sufficient votes to approve the Merger Proposal, the Adjournment Proposal was not acted upon.

Press Release

On January 6, 2026, the Company issued a press release announcing the results of the Special General Meeting. The press release contemplates an anticipated closing date on or about January 9, 2026.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The press release was also issued on Euronext Growth Oslo’s electronic information system, NewsWeb, by the Company.

Euronext Growth Oslo Notices

On January 6, 2026, the Company issued a second notice on Euronext Growth Oslo’s electronic information system, NewsWeb, confirming that all conditions precedent to the Merger had been satisfied or waived (the “Conditions Precedent Notice”). A copy of the Conditions Precedent Notice is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Following publication of the Conditions Precedent Notice, on the same day the Company issued a third notice on Euronext Growth Oslo’s electronic information system, NewsWeb, providing a mandatory notification of trade by a close associate of a person discharging managerial responsibilities in the Company, arising from EPSV’s acquisition of the Company’s common shares under the Merger Agreement (the “Trade Notice”). A copy of the Trade Notice is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including but not limited to, statements regarding the proposed transactions described herein (the “Transactions”), including the expected timing of the closing of the Transactions, and other non-historical statements. Any forward-looking statements contained herein are based on our historical performance and our current plans, strategies, priorities, estimates and expectations and are not a representation that such plans, estimates, or expectations will be achieved. These forward-looking statements represent our expectations as of the date of this Form 6-K. Subsequent events may cause these expectations to change, and we disclaim any obligation to update the forward-looking statements in the future, except as required by law. These forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from our current expectations. Important factors that could cause actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to, (i) the Transactions may not be consummated within the expected timeframe in accordance with expected terms and plans, or at all; (ii) litigation relating to the Transactions could be instituted against the Company, or other parties including their respective directors, managers or officers, and the outcome of any litigation cannot be predicted; (iii) disruptions from the Transactions may harm the Company’s business, including current plans and operations; (iv) the Transactions may result in the diversion of management’s time and attention to issues relating to the Transactions; (v) the Transactions may impact the Company’s ability to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships may result from the announcement or completion of the Transactions; (vii) the announcement of the Transactions may impact availability of capital; (viii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transactions could affect the Company’s financial performance; (ix) restrictions under the agreements governing the Transactions may impact the Company’s ability to pursue certain business opportunities or strategic transactions during the pendency of the Transactions; (x) there will be costs in connection with the Transactions; (xi) an event, change or other circumstance could give rise to the termination of the definitive agreement governing the Transactions; (xii) competing offers or acquisition proposals may be made in response to the announcement of the Transactions; (xiii) the announcement or pendency of the Transactions may impact the Company’s common share prices and/or the Company’s operating results and cause uncertainty as to the long-term value of Company’s common shares; and (xiv) the other risks described under the captions “Item 3. Key Information — D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statement” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), as such factors may be updated from time to time in our other filings with and submissions to the SEC, which are accessible on the SEC’s website at www.sec.gov and the Investor Relations page of our website at https://www.coolcoltd.com/investors/sec-filings.

As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this Form 6-K. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release, dated January 6, 2026
99.2	Conditions Precedent Notice, dated January 6, 2026
99.3	Trade Notice, dated January 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cool Company Ltd. (registrant)
Date:	January 6, 2026	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer